

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 16, 2010

Mr. William Wright
President and Chief Financial Officer
Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

   RE: **Infrared Systems International**
      Form 10-K for the fiscal year ended September 30, 2009
      Filed December 18, 2009
      Form 8-K filed April 16, 2010
      Form 8-K filed April 21, 2010
      File No. 333-147367

Dear Mr. Wright:

   We have reviewed your response filed November 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Forms 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010</u>

1.   We see from your response to our prior comment 1 that you have included an entry to adjust your financial statements to record the related impairment expense. Please clarify for us the amount of the adjustment, tell us if it includes the impairment of the patents and the $170,000 note receivable, and tell us what period you recorded the adjustment and where in the financial statements was this impairment recorded.

2.   We note your response to our prior comment 4. Please revise your proposed disclosure to include the purchase price you calculated based on the fair value of the shares issued for the Focus acquisition transaction and provide a tabular purchase price allocation so investors may clearly see how the financial statements were impacted by the acquisition of Focus as required by FASB ASC 805-10-50 (formerly paragraph 68 of SFAS 141R). Please also revise your proposed disclosure to accurately reflect the goodwill calculated as part of your purchase price allocation and the amount that was written off .Also, tell us where in the income statement you reflected the write-off of the goodwill and the period in which you recorded this write-off. As part of your response please provide us with your revised proposed disclosure.

3.   We note from your response to our prior comment 5 that you are working to prepare the financial statements required by Rule 8-04 of Regulation S-X. Please tell us the results of your significance tests under Rule 8-04 of Regulation S-X and tell us how many years of financial statements you are preparing. Please confirm that you will also provide the pro forma financial information required by Rule 8-05 of Regulation S-X. Please tell us when you anticipate you will file such financial statements.

        You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief